The AB Portfolios

1345 Avenue of the Americas

New York, N.Y. 10703

(212) 969-2156

October 4, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The AB Portfolios
- AB Conservative Wealth Strategy (the “Portfolio”)
Post-Effective Amendment No. 124
File Nos. 033-12988 and 811-05088
Accession No. 0000919574-21-006063

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), The AB Portfolios hereby requests the withdrawal of Post-Effective Amendment No. 124 (Accession No. 0000919574-21-006063) under the Securities Act to the Registration Statement on Form N-1A of The AB Portfolios, filed on October 1, 2021 (the “Amendment”). The request for withdrawal is being made because the Amendment inadvertently identified Class Z shares of the Portfolio as a new series of The AB Portfolios on EDGAR. No securities were issued or sold in connection with the Amendment and the Amendment did not become effective.

A new Post-Effective Amendment to the Registration Statement on Form N-1A of The AB Portfolios was filed (Accession No. 0000919574-21-006077) solely to rectify the EDGAR error specified above.

Please direct any comments or questions to Paul M. Miller or Jessica Cohn of Seward & Kissel LLP at (202) 737-8833.

Sincerely,

/s/ Eric C. Freed
Eric C. Freed
Assistant Secretary

cc: Paul M. Miller